UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _____________________

Commission File Number 1-2189

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2024 AND 2023

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Abbott Laboratories Stock Retirement Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2002.

Chicago, Illinois

June 20, 2025

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2024 and 2023
(Dollars in thousands)

	2024	2023
Assets
Cash	$1,011	$81
Investments, at fair value	15,576,603	14,271,803
Employer contributions receivable	43,461	5,524
Notes receivable from participants	100,167	94,074
Accrued interest and dividend income	4,000	2,994
Due from brokers	30,426	121,715

Total assets	15,755,668	14,496,191

Liabilities
Investments sold short, at fair value	19,750	116,452
Accrued investment expenses	208	301
Due to brokers	10,441	159

Total liabilities	30,399	116,912

NET ASSETS AVAILABLE FOR BENEFITS	$15,725,269	$14,379,279

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2024
(Dollars in thousands)

Additions
Contributions
Employer	$244,939
Participant	412,674
Rollovers	41,699

Total contributions	699,312

Investment income
Net appreciation in fair value of investments	1,800,685
Interest and dividends	138,037

Net investment income	1,938,722

Interest income on notes receivable from participants	6,018

Total additions	2,644,052

Deductions
Benefits paid to participants	1,297,841
Other expenses	221

Total deductions	1,298,062

NET INCREASE	1,345,990

Net assets available for benefits
Beginning of year	14,379,279

End of year	$15,725,269

The accompanying notes are an integral part of this statement.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is intended to constitute a profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

Alight Solutions serves as the recordkeeper of the Plan. The Northern Trust Company (“Custodian” or “Trustee”) serves as the Plan’s custodian and trustee.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”). The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% and effective January 1, 2024 up to 50% (previously capped at 25%) of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both. The Plan also permits Roth 401(k) contributions and has a Roth 401(k) conversion feature. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer matching contributions to the Plan are made each payroll period based on the participating employee’s eligible earnings, unless the employee has elected to participate as a Freedom 2 Save Participant as described below. The employer matching contribution for the year ended December 31, 2024 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may enroll in the Freedom 2 Save program in the Plan. A Freedom 2 Save participant who makes qualified student loan repayments of at least 2% of eligible earnings may receive a Freedom 2 Save employer contribution of 5% of eligible earnings shortly after the end of the year. An enrolled Freedom 2 Save participant who makes elective deferrals to the Plan will not receive employer matching contributions each payroll period but instead may receive a true-up employer matching contribution shortly after the end of the year for any payroll period for which the participant makes elective deferrals and does not receive a Freedom 2 Save employer contribution. Freedom 2 Save employer contributions and true-up employer matching contributions are only made on behalf of Freedom 2 Save participants who meet program guidelines, and who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or terminate employment due to death or qualifying disability during such Plan year.

Effective June 1, 2024, Plan participants who are not actively participating in the Abbott Laboratories Annuity Retirement Plan may receive an annual employer contribution equal to 3% of the participant’s eligible earnings, regardless of whether the participant contributes to the Plan. The 3% annual employer contribution will be made shortly after the end of the Plan year only to the eligible participants who either are employed or on a qualifying leave of absence at the end of the applicable Plan year or who have terminated from employment during that Plan year due to death or qualifying retirement or disability during such Plan year.

Employer contributions are invested according to the participant’s investment elections.

Cash dividends on Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year for which paid, or (3) paid to the Plan and credited to the accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

On January 1, 2013, Abbott separated into two publicly traded companies – Abbott and AbbVie Inc. ("AbbVie"). The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting – Continued

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other available investment options.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65. Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in employer contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses as deemed appropriate by the administrator, and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2024, forfeitures reduced Abbott’s employer contributions by approximately $5.1 million. Approximately $1.0 million and $1.0 million in forfeitures were available at the end of 2024 and 2023, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged-in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments, in a single lump sum or in a partial lump sum. Participants may elect a direct rollover of their accounts. Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 73 or, if earlier, the 31st of December following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions and In-Service Withdrawals - Continued

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including Roth rollover accounts and merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to IRC limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The Plan offers a variety of investment options to participants. Certain investment options are structured as separately managed accounts; therefore, the Plan owns the individual investment holdings within the separately managed accounts and reflects them within the investments of the Plan.

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, real estate investment trusts (“REITs”) and futures contracts - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Collective trust funds and Private 40-Act mutual funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Corporate debt, government debt and other - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held. Prices obtained from vendors are on the basis of bid or mid evaluations in accordance to a region’s market convention, using factors which include but are not limited to market quotations, yields, maturities, and the bond’s terms and conditions. Proprietary methods are used to arrive at the evaluated price, which represent the price a dealer would pay for a security.

Futures contracts

One of the investment options structured as a separately managed account uses futures contracts as part of its investment strategy. A futures contract represents a commitment for the future purchase or sale of an asset or index at a specified price on a specified date. Futures contracts are exchange-traded and settle daily. Upon entering into the contracts, the investment manager of the separately managed account is required to deposit, either in cash or securities, an amount equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts.

As of December 31, 2024 and 2023, the Plan held futures contracts with a notional amount of approximately $629,000 and $803,000, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of the cash settlements under the contracts. The fair value of these derivative contracts was not material at December 31, 2024 and 2023. Changes in fair value are accounted for as investment income (loss) within net appreciation in fair value of investments and totaled approximately $43,000 for the year ended December 31, 2024.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Short sales

One of the investment options structured as a separately managed account utilizes short sales as part of its investment strategy. Short sales are transactions in which the separately managed account sells an investment it does not own in anticipation of a decline in value of that investment. To complete the transaction, the separately managed account must borrow the investment to make delivery to the buyer. The separately managed account is obligated to replace the investment borrowed by purchasing the investment at market price at the time of replacement. The price at such time may be more or less than the price at which the investment was sold by the separately managed account. When an investment is sold short, a decrease in the value of the investment will be recognized as a gain and an increase in the value of the investment will be recognized as a loss.

The following tables summarize the basis used to measure investment assets and liabilities at fair value at December 31, 2024 and 2023 (dollars in thousands):

	Basis of Fair Value Measurement
2024	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$5,066,260	$-	$-	$-	$5,066,260
Mutual funds	108,326	-	-	-	108,326
REITs	25,888	-	-	-	25,888
Collective trust funds	-	-	-	9,592,890	9,592,890
Corporate debt	-	235,392	-	-	235,392
Government debt	-	154,812	-	-	154,812
Private 40-Act mutual funds	-	-	-	393,035	393,035
Total investments, at fair value	$5,200,474	$390,204	$-	$9,985,925	$15,576,603

	Basis of Fair Value Measurement
2024	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$19,750	$-	$-	$19,750
Total investments sold short, at fair value	$-	$19,750	$-	$-	$19,750

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2023	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Assets - Investments:
Common stock	$5,071,247	$-	$-	$-	$5,071,247
Mutual funds	112,479	-	-	-	112,479
REITs	25,697	-	-	-	25,697
Collective trust funds	-	-	-	8,074,869	8,074,869
Corporate debt	-	269,066	-	-	269,066
Government debt	-	32,173	-	-	32,173
Private 40-Act mutual funds	-	-	-	676,472	676,472
Other	-	9,800	-	-	9,800
Total investments, at fair value	$5,209,423	$311,039	$-	$8,751,341	$14,271,803

	Basis of Fair Value Measurement
2023	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Liabilities - Investments sold short:
Government debt	$-	$116,452	$-	$-	$116,452
Total investments sold short, at fair value	$-	$116,452	$-	$-	$116,452

Participants are permitted to make redemptions from the Plan’s investment options on a daily basis, however, certain investments valued at NAV as a practical expedient have redemption requirements and in some cases restrictions for a Plan level redemption. The following tables provide the redemption requirements and restrictions, if any, for those investments as of December 31, 2024 and 2023. In addition, the tables provide the investment strategies for certain investments measured at NAV as a practical expedient, if that investment is a fund that does not file an annual report on Form 5500 as a direct-filing entity.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	2024
	Fair value (NAV)	Redemption frequency	Redemption notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$9,592,890	Daily	0 - 5 days	--

Funds not filing as direct filing entity:
Private 40-Act mutual funds
Short-term fixed income	393,035	Daily	--	Yes (a)
	$9,985,925

	2023
	Fair value (NAV)	Redemption frequency	Redemption notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$8,074,869	Daily	0 - 5 days	--

Funds not filing as direct filing entity:
Private 40-Act mutual funds
Asset-backed securities	29,900	Daily	--	Yes (a)
Corporate fixed income	55,771	Daily	--	Yes (a)
Inflation-indexed bonds	8,031	Daily	--	Yes (a)
International fixed income	22,751	Daily	--	Yes (a)
Mortgage-related securities	30,103	Daily	--	Yes (a)
Municipal fixed income	2,573	Daily	--	Yes (a)
Short-term fixed income	486,796	Daily	--	Yes (a)
U.S. Government securities	40,547	Daily	--	Yes (a)
	676,472
	$8,751,341

(a)	The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the respective fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the respective fund in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind. Redemption proceeds are ordinarily wired within three business after receipt of the redemption request, but may take up to seven days.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.  Freedom 2 Save employer contributions, true-up employer matching contributions, and the 3% annual employer contribution are accrued in the year in which they are earned.

Administrative Expenses

Participants are charged transaction fees for loan processing, which are included in other expenses and commissions on purchases and sales of Abbott shares and sales of AbbVie stock, which are included in net appreciation in fair value of investments. Investment fees for mutual funds, REITs, collective trusts, and managed accounts are charged against the net assets of the respective fund and are also included in net appreciation in fair value of investments. Abbott pays other recordkeeping and administration fees, where applicable. Expenses that are paid by Abbott are excluded from these financial statements.

Payment of Benefits

Benefits are recorded when paid.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2024 and 2023 is presented below:

	2024	2023
Abbott common shares, 24,199,951 and 26,051,349 shares, respectively (dollars in thousands)	$2,737,256	$2,867,472
Market value per share	$113.11	$110.07

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Trustee and shares of the Trustee’s common stock. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2024, the Plan received $55.8 million in common stock dividends from Abbott.

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE F - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Abbott by a letter dated April 13, 2022, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress.

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H - SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2024 through the date these financial statements were issued. Other than described below, management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

Effective January 1, 2025, forfeitures will be used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, and (2) reduce future employer contributions if terminated participants do not return to service within the given period of time.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - employer securities
*	ABBOTT LABORATORIES, common shares			$2,737,256

	Common stock
	10X GENOMICS INC CL A			16
	5TH 3RD BANCORP COM			940
	ABBVIE INC.			2,068,558
	ACADIA HEALTHCARE CO INC COM			119
	ACUITY BRANDS INC COM			296
	ADT INC DEL COM			75
	ADVANCE AUTO PTS INC COM			92
	ADVANCED DRAIN SYS INC DEL COM			166
	AECOM			470
	AES CORP COM			300
	AFFILIATED MANAGERS GROUP INC COM STK			178
	AFFIRM HLDGS INC CL A			519
	AFLAC INC COM			1,899
	AGCO CORP COM			191
	AGILENT TECHNOLOGIES INC COM			1,269
	AIR LEASE CORP CL A			165
	AKAMAI TECHNOLOGIES INC COM STK			468
	ALASKA AIR GROUP INC COM			267
	ALBEMARLE CORP COM			332
	ALBERTSONS COS INC CL A			270
	ALIGN TECHNOLOGY INC COM			213
	ALLEGION PLC COMMON STOCK			376
	ALLEGRO MICROSYSTEMS INC DEL COM			88
	ALLIANT ENERGY CORP COM			498
	ALLISON TRANSMISSION HOLDING			307
	ALLSTATE CORP COM			1,406
	ALLY FINL INC COM			281
	ALNYLAM PHARMACEUTICALS INC COM			112
	AMCOR PLC			445
	AMDOCS			313
	AMEDISYS INC COM			95
	AMENTUM HLDGS INC COM			90
	AMER FINL GROUP INC OH COM STK			323
	AMER SPORTS INC COM			53
	AMEREN CORP COM			781
	AMERICAN AIRLINES INC COM			348
	AMERICAN WTR WKS CO INC NEW COM			799
	AMERIPRISE FINL INC COM			150
	AMETEK INC NEW COM			1,369
	AMKOR TECHNOLOGY INC COM			95
	ANSYS INC COM			968
	ANTERO MIDSTREAM CORPORATION			103
	ANTERO RES CORP COM			334
	APA CORP COM			275
	API GROUP CORPORATION COM			269
	APTARGROUP INC COM			340
	APTIV PLC NEW ORD			467
	ARAMARK COM			321
	ARCH CAPITAL GROUP COM STK			1,096
	ARCHER-DANIELS-MIDLAND CO COM			793
	ARMSTRONG WORLD INDS INC NEW COM STK			134
	ARROW ELECTR INC COM			195
	ASHLAND INC COM			114

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	ASPEN			220
	ASSURANT INC COM			365
	ASSURED GUARANTY LTD COMMON STK			149
	ASTERA LABS INC COM			447
	ATI INC COM			223
	ATMOS ENERGY CORP COM			709
	AUTONATION INC COM			142
	AVANGRID			-
	AVANTOR INC COM			470
	AVERY DENNISON CORP COM			307
	AVIS BUDGET GROUP INC COM STK			27
	AVNET INC COM			149
	AXALTA COATING SYSTEMS LTD COM			245
	AXIS CAPITAL HOLDINGS LTD COM			224
	AZEK CO INC CL A			67
	AZENTA INC COM			79
	BAKER HUGHES CO			1,347
	BALL CORP COM			536
	BANK NEW YORK MELLON CORP COM STK			1,868
	BANK OZK COM			156
	BATH & BODY WORKS INC COM			280
	BAXTER INTL INC COM			489
	BELLRING BRANDS INC COM			319
	BERKLEY W R CORP COM			566
	BERRY GLOBAL GROUP INC			244
	BEST BUY INC COM STK			608
	BILL HOLDINGS INC COM			211
	BIO RAD LABORATORIES INC CL A			204
	BIOGEN INC COMMON STOCK			733
	BIOMARIN PHARMACEUTICAL INC COM			408
	BIO-TECHNE CORP COM			368
	BIRKENSTOCK HOLDING PLC COM NPV			73
	BJS WHSL CLUB HLDGS INC COM			388
	BLOCK H & R INC COM			195
	BLOCK INC			898
	BOK FINL CORP COM NEW			79
	BORG WARNER INC COM			227
	BOSTON BEER INC CL A			68
	BOYD GAMING CORP COM			151
	BRIGHT HORIZONS FA COM			179
	BRIGHTHOUSE FINL INC COM			95
	BROADRIDGE FINL SOLUTIONS INC COM STK			76
	BROOKFIELD RENEWABLE CORP NEW CL A			123
	BROWN & BROWN INC COM			449
	BROWN FORMAN CORP CL A			59
	BROWN-FORMAN INC CL B NON-VTG COM			217
	BRUKER CORP			77
	BRUNSWICK CORP COM			139
	BUILDERS FIRSTSOURCE INC COM STK			490
	BUNGE GLOBAL SA F COMMON STOCK			355
	BWX TECHNOLOGIES INC COM			266
	C H ROBINSON WORLDWIDE INC COM NEW			395
	CACI INTL INC CL A			293
	CAESARS ENTMT INC NEW COM			232
	CAPRI HOLDINGS LTD COM NPV			79
	CARDINAL HLTH INC			384

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	CARLISLE COMPANIES INC COM			474
	CARLYLE GROUP INC COM			364
	CARMAX INC COM			387
	CARNIVAL CORP COM PAIRED			841
	CARTER INC F			63
	CARVANA CO CL A			471
	CASEYS GEN STORES INC COM			399
	CBOE GLOBAL MARKETS INC			678
	CBRE GROUP INC CL A CL A			1,321
	CCC INTELLIGENT SOLUTIONS HLDGS INC COM			174
	CDW CORP COM			382
	CELANESE CORP DEL COM STK			185
	CENTENE CORP DEL COM			1,006
	CENTERPOINT ENERGY INC COM			674
	CERTARA INC COM			42
	CF INDS HLDGS INC COM			487
	CHARLES RIV LABORATORIES INTL INC COM			310
	CHARTER COMMUNICATIONS INC NEW CL A CL A			1,058
	CHEMED CORP NEW COM			233
	CHEMOURS CO COM			77
	CHENIERE ENERGY INC COM NEW			772
	CHOICE HOTELS INTL INC COM			20
	CHORD ENERGY CORPORATION COM			237
	CHURCH & DWIGHT INC COM			840
	CIENA CORP COM NEW			401
	CIN FNCL CORP COM			724
	CIRRUS LOGIC INC COM			176
	CITIZENS FINL GROUP INC COM			643
	CIVITAS RES INC COM			107
	CLARIVATE PLC			68
	CLEAN HBRS INC COM			385
	CLEARWAY ENERGY INC CL A CL A			28
	CLEARWAY ENERGY INC CL C CL C			70
	CLEVELAND CLIFFS			100
	CMS ENERGY CORP COM			654
	CNA FNCL CORP COM			34
	CNH INDUSTRIAL NV COM STK			325
	COCA-COLA CONSOLIDATED INC COM			251
	COGNEX CORP COM			192
	COGNIZANT TECH SOLUTIONS CORP CL A			1,259
	COHERENT CORP COM			389
	COINBASE GLOBAL INC COM CL A			265
	COLUMBIA BKG SYS INC COM			185
	COLUMBIA SPORTSWEAR CO COM			90
	COM ALCOA CORPORATION COM			307
	COMERICA INC COM			270
	COMM BANCSHARES INC COM			252
	CONAGRA BRANDS INC COM USD5			435
	CONCENTRIX CORP			67
	CONS EDISON INC COM			1,017
	CORE & MAIN INC COM CL A COM CL A			110
	COREBRIDGE FINL INC COM			291
	CORNING INC COM			1,198
	CORTEVA INC COM			1,311
	COSTAR GROUP INC COM			956
	COTERRA ENERGY INC COM			612

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	COTY INC COM CL A COM CL A			87
	CRANE CO NEW COM			244
	CRANE NXT CO COM			94
	CREDIT ACCEP CORP MICH COM			21
	CROCS INC COM			169
	CROWN HLDGS INC COM			318
	CULLEN / FROST BANKERS INC COM			260
	CUMMINS INC			1,567
	CURTISS WRIGHT CORP COM			445
	D R HORTON INC COM			1,342
	DARDEN RESTAURANTS INC COM			338
	DARLING INGREDIENTS INC COMSTK			176
	DAYFORCE INC			322
	DELTA AIR LINES INC DEL COM NEW COM NEW			1,282
	DENTSPLY SIRONA INC COM			126
	DEVON ENERGY CORP NEW COM			671
	DIAMONDBACK ENERGY INC COM			1,017
	DICKS SPORTING GOODS INC OC-COM OC-COM			383
	DILLARDS INC CL A COM			44
	DISCOVER FINL SVCS COM STK			1,425
	DOLBY LABORATORIES INC CL A COM STK			150
	DOLLAR GEN CORP NEW COM			548
	DOLLAR TREE INC COM STK			499
	DOMINOS PIZZA INC COM			313
	DONALDSON INC COM			266
	DOUBLEVERIFY HLDGS INC COM			40
	DOVER CORP COM			846
	DOW INC			929
	DOXIMITY INC COM			199
	DROPBOX INC CL A CL A			163
	DT MIDSTREAM INC COM			317
	DTE ENERGY CO COM			821
	DUN & BRADSTREET HLDGS INC COM			124
	DUPONT DE NEMOURS INC COMMON STOCK			1,049
	DUTCH BROS INC CL A CL A			114
	DXC TECHNOLOGY CO COM			118
	EAGLE MATLS INC COM			66
	EAST WEST BANCORP INC COM			434
	EASTMAN CHEM CO COM			351
	EBAY INC COM			975
	EDISON INTL COM			1,000
	ELANCO ANIMAL HEALTH INC COM			196
	ELECTR ARTS COM			1,272
	ELEMENT SOLUTION INC COM			187
	EMCOR GROUP INC COM			411
	ENCOMPASS HEALTH CORP COM			301
	ENOVIS CORPORATION COM			80
	ENTERGY CORP NEW COM			1,063
	ENVISTA HLDGS CORP COM			109
	EPAM SYS INC COM STK			394
	EQT CORP COM			838
	EQUIFAX INC COM			823
	ESAB CORPORATION COM			223
	ESSENTIAL UTILS INC COM			301
	ETSY INC COM			68
	EURONET WORLDWIDE INC COM			143

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	EVERCORE INC			327
	EVEREST GROUP LTD			430
	EVERGY INC COM NPV			452
	EVERSOURCE ENERGY COM			676
	EVERUS CONSTR GROUP INC COM			110
	EXACT SCIENCES CORP COM			204
	EXELIXIS INC COM STK			51
	EXELON CORP COM			1,239
	EXPAND ENERGY CORP			755
	EXPEDITORS INTL WASH INC COM			431
	F N B CORP PA COM			172
	F5 INC COM STK NPV			483
	FACTSET RESH SYS INC COM STK			389
	FAIR ISAAC CORPORATION COM			239
	FASTENAL CO COM			213
	FERGUSON ENTERPRISES INC			1,078
	FIDELITY NATL FINL INC			479
	FIDELITY NATL INFORMATION SVCS INC COM STK			1,451
	FIRST AMERN FINL CORP COM STK			205
	FIRST CTZNS BANCSHARES INC CL A CL A			833
	FIRST HAWAIIAN INC COM			108
	FIRST HORIZON CORPORATION COM			353
	FIRST SOLAR INC COM			618
	FIRSTENERGY CORP COM			754
	FIVE BELOW INC COM			38
	FLOOR & DECOR HLDGS INC CL A			219
	FLOWERS FOODS INC COM			126
	FLOWSERVE CORP COM			248
	FMC CORP COM (NEW)			199
	FORTIVE CORP COM MON STOCK			855
	FORTREA HLDGS INC COM			49
	FORTUNE BRANDS INNOVATIONS INC			277
	FOX CORP CL A CL A			352
	FOX CORP CL B CL B			201
	FRESHPET INC COM			154
	FRKLN RES INC COM			191
	FRONTIER COMMUNICATIONS PARENT INC COM NPV			280
	FTI CONSULTING INC COM			221
	GALLAGHER ARTHUR J & CO COM			2,137
	GAMESTOP CORP NEW CL A			405
	GAP INC COM			158
	GARMIN LTD COMMON STOCK			1,051
	GATES INDL CORP PL COM			160
	GE HEALTHCARE TECHNOLOGIES INC COM			1,060
	GEN DIGITAL INC COM			490
	GENERAC HLDGS INC COM STK			153
	GENERAL MILLS INC COM			1,172
	GENPACT LIMITED COM STK			245
	GENTEX CORP COM			218
	GENUINE PARTS CO COM			534
	GLOBAL PMTS INC COM			938
	GLOBALFOUNDRIES INC			139
	GLOBANT SA USD1.20			73
	GLOBE LIFE INC COM			326
	GLOBUS MED INC CL A NEW COM STK			304
	GRACO INC COM			464

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	GRAIL INC COM			15
	GRAINGER W W INC COM			198
	GRAND CANYON ED INC COM STK			106
	GRAPHIC PACKAGING HLDG CO COM STK			265
	GROCERY OUTLET HLDG CORP COM			49
	GUIDEWIRE SOFTWARE INC COM			247
	GXO LOGISTICS INC COM			168
	HALLIBURTON CO COM			789
	HANOVER INS GROUP INC COM			181
	HARLEY DAVIDSON COM			117
	HASBRO INC COM			32
	HASHICORP INC			35
	HAYWARD HLDGS INC COM			71
	HENRY SCHEIN INC COMMON STOCK			287
	HERSHEY COMPANY COM STK			699
	HESS CORP COM STK			432
	HEWLETT PACKARD ENTERPRISE CO COM			911
	HEXCEL CORP NEW COM			168
	HF SINCLAIR CORPORATION COM			178
	HILTON WORLDWIDE HLDGS INC COM NEW			950
	HOLOGIC INC COM			542
	HORMEL FOODS CORP COM			299
	HOULIHAN LOKEY INC CL A CL A			273
	HOWARD HUGHES HLDGS INC COM			78
	HOWMET AEROSPACE INC COM			1,369
	HP INC COM			784
	HUBBELL INC COM			738
	HUMANA INC COM			1,007
	HUNT J B TRANS SVCS INC COM			455
	HUNTINGTON BANCSHARES INC COM			772
	HUNTINGTON INGALLS INDS INC COM			242
	HUNTSMAN CORP COM STK			96
	HYATT HOTELS CORP COM CL A COM CL A			181
	IAC INC COM NEW			105
	IDACORP INC COM			191
	IDEX CORP COM			521
	ILLUMINA INC COM			700
	INCYTE CORP COM			340
	INFORMATICA INC CL A CL A			69
	INGERSOLL RAND INC COM			1,201
	INGRAM MICRO HLDG CORP COM			8
	INGREDION INC COM			297
	INTERACTIVE BROKERS GROUP INC CL COM			614
	INTERPUBLIC GROUP COMPANIES INC COM			343
	INTL FLAVORS & FRAGRANCES INC COM			711
	INTL PAPER CO COM			613
	INVESCO LTD COM STK USD0.20			210
	IONIS PHARMACEUTICALS INC COM			12
	IPG PHOTONICS CORP COM			65
	IQVIA HLDGS INC COM			1,033
	IRIDIUM COMMUNICATIONS INC COM STK			97
	ITT INC COM			387
	JABIL INC COM USD0.001			480
	JACK HENRY & ASSOC INC COM			418
	JACOBS SOLUTIONS INC COM			542
	JANUS HENDERSON GROUP PLC			179

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	JAZZ PHARMACEUTICALS PLC COM			244
	JEFFERIES FINL GROUP INC COM			323
	JONES LANG LASALLE INC COM STK			272
	JUNIPER NETWORKS INC COM			401
	KBR INC COM			232
	KELLANOVA COM			698
	KEMPER CORP DEL COM			132
	KENVUE INC COM			1,345
	KEYCORP NEW COM			522
	KEYSIGHT TECHNOLOGIES INC COM			921
	KINDER MORGAN INC DEL COM			1,747
	KIRBY CORP COM			202
	KNIGHT-SWIFT TRANSN HLDGS INC CL A			272
	KOHLS CORP COM			51
	KROGER CO COM			1,335
	KYNDRYL HLDGS INC COM			259
	L3HARRIS TECHNOLOGIES INC COM			1,310
	LABCORP HLDGS INC COM			634
	LAMB WESTON HLDGS INC COM USD5			212
	LANDSTAR SYS INC COM			199
	LATTICE SEMICONDUCTOR CORP COM			34
	LEAR CORP COM NEW COM NEW			168
	LEGGETT & PLATT INC COM			42
	LEIDOS HLDGS INC COM			630
	LENNAR CORP CL A CL A			1,056
	LENNAR CORP CL B CL B			47
	LIBERTY BROADBAND CORP COM SER A COM SERA			29
	LIBERTY BROADBAND CORP COM SER C COM SERC			206
	LIBERTY GLOBAL LTD. COM CLASS C			65
	LIBERTY GLOBAL LTD. COMMON STOCK			70
	LIBERTY MEDIA CORP DEL COM LIBERTY FORMULA ONE SER A			40
	LIBERTY MEDIA CORP DEL COM LIBERTY FORMULA ONE SER C			413
	LIBERTY MEDIA CORP DEL COM LIBERTY LIVE SER A			43
	LIBERTY MEDIA CORP DEL COM LIBERTY LIVE SER C			104
	LINCOLN ELEC HLDGS INC COM			245
	LINCOLN NATL CORP COM			177
	LITHIA MTRS INC COM CL A			308
	LITTELFUSE INC COM			189
	LKQ CORP COM LKQ CORP			313
	LOAR HOLDINGS INC COM			7
	LOEWS CORP COM			498
	LOUISIANA-PACIFIC CORP COM			64
	LUCID GROUP INC COM			98
	LUMENTUM HLDGS INC COM			188
	LYFT INC CL A CL A			48
	LYONDELLBASELL IND N V COM			636
	M & T BK CORP COM			1,028
	MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC COM STK			238
	MACYS INC COM STK			152
	MADISON SQUARE GARDEN SPORTS CORP			127
	MANPOWERGROUP INC			89
	MAPLEBEAR INC COM			227
	MARKEL GROUP INC			549
	MARKETAXESS HLDGS INC COM STK			275
	MARRIOTT VACATIONS WORLDWIDE CORP COM			103
	MARTIN MARIETTA MATLS INC COM			983

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	MASCO CORP COM			515
	MASIMO CORP COM STK			113
	MASTEC INC COM			281
	MATADOR RES CO COM			201
	MATCH GROUP INC NEW COM			277
	MATTEL INC COM STOCK			197
	MC CORMICK & CO INC COM NON-VTG			632
	MDU RES GROUP INC COM			120
	METTLER-TOLEDO INTL INC COM			849
	MGIC INVT CORP WIS COM			201
	MGM RESORTS INTERNATIONAL COM			261
	MICROCHIP TECHNOLOGY INC COM			1,000
	MICROSTRATEGY INC CL A NEW CL A NEW			1,470
	MIDDLEBY CORP COM			237
	MKS INSTRS INC COM			216
	MLP VIPER ENERGY INC			117
	MOHAWK INDS INC COM			205
	MOLINA HEALTHCARE INC COM			201
	MOLSON COORS BEVERAGE COMPANY COM CLASS B			322
	MOSAIC CO/THE			259
	MP MATERIALS CORP COM			67
	MSA SAFETY INC COM			202
	MSC INDL DIRECT INC CL A COM			112
	MSCI INC COM			632
	NASDAQ INC			1,048
	NATL FUEL GAS CO COM			182
	NCINO INC NEW COM			35
	NETAPP INC COM STK			434
	NEW FORTRESS INC CL A			19
	NEW YORK TIMES CO CL A			275
	NEWELL BRANDS INC COM			136
	NEWMARKET CORP COM			117
	NEWS CORP COM CL A			345
	NEWS CORP COM CL B			113
	NEXSTAR MEDIA GROUP INC COMMON STOCK			97
	NISOURCE INC COM			563
	NORDSON CORP COM			390
	NORDSTROM INC COM			79
*	NORTHERN TR CORP COM			661
	NOV INC COM			186
	NRG ENERGY INC COM NEW			361
	NUCOR CORP COM			910
	NUTANIX INC CL A CL A			361
	NVENT ELECTRIC PLC COM			370
	NVR INC COM STK			777
	OGE ENERGY CORP COM			270
	OKTA INC CL A CL A			232
	OLD REPUBLIC INTERNATIONAL CORP COM STK			280
	OLIN CORP COM			130
	OLLIES BARGAIN OUTLET HLDGS INC COM			220
	OMNICOM GROUP INC COM			548
	ON SEMICONDUCTOR CORP COM			881
	ONEMAIN HLDGS INC COM			194
	ONEOK INC COM STK			1,927
	ONTO INNOVATION INC			200
	ORGANON & CO COM			126

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	OSHKOSH CORPORATION			204
	OTIS WORLDWIDE CORP COM			1,217
	OVINTIV INC COM			351
	OWENS CORNING NEW COM STK			483
	PACKAGING CORP AMER COM			656
	PARAMOUNT GLOBAL COM CL A			7
	PARAMOUNT GLOBAL COM CL B			204
	PARSONS CORP DEL COM			139
	PAYCHEX INC COM			951
	PAYCOM SOFTWARE INC COM			127
	PAYCOR HCM INC COM			45
	PENN ENTERTAINMENT INC			98
	PENSKE AUTOMOTIVE GROUP INC COM STK			92
	PENTAIR PLC COM			546
	PERFORMANCE FOOD GROUP CO COM			364
	PERMIAN RES CORP CL A			243
	PERRIGO COMPANY LIMITED COM			114
	PG& E CORP COM			1,419
	PILGRIMS PRIDE CORP			56
	PINNACLE FINL PARTNERS INC COM			285
	PINNACLE W. CAP CORP COM			317
	PLANET FITNESS INC CL A CL A			126
	PLAYTIKA HLDG CORP COM			16
	POLARIS INC			97
	POPULAR INC COM NEW			198
	POST HLDGS INC COM STK			179
	PPG IND INC COM			909
	PPL CORP COM			788
	PREMIER INC CL A CL A			67
	PRIMERICA INC COM			301
	PRINCIPAL FINL GROUP INC COM STK			578
	PROSPERITY BANCSHARES INC COM			222
	PRUDENTIAL FINL INC COM			1,402
	PTC INC COM			281
	PUB SERVICE ENTERPRISE GROUP INC COM			1,386
	PULTE GROUP INC			731
	PURE STORAGE INC CL A CL A			79
	PVH CORP COM			193
	QIAGEN NV ORD			327
	QORVO INC COM			218
	QUANTA SVCS INC COM			1,048
	QUANTUMSCAPE CORP COM CL A			61
	QUEST DIAGNOSTICS INC COM			551
	QUIDELORTHO CORPORATION			91
	RALPH LAUREN CORP CL A CL A			300
	RANGE RES CORP COM			281
	RAYMOND JAMES FNCL INC COM STK			940
	RB GLOBAL INC COM NPV			543
	RBC BEARINGS INC COM			279
	REGAL REXNORD CORPORATION COM STK			338
	REGIONS FINL CORP NEW COM			710
	REINSURANCE GROUP AMER INC COM NEW STK			461
	RELIANCE INC COM NPV			476
	RENAISSANCE RE HLDGS LTD COM			420
	REPLIGEN CORP COM STK			226
	RESMED INC COM			795

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	REVVITY INC			451
	REYNOLDS CONSUMER PRODS INC COM			48
	RH COM			155
	RIVIAN AUTOMOTIVE INC			365
	RLI CORP COM			211
	ROBERT HALF INC COM			234
	ROBINHOOD MKTS INC COM CL A			824
	ROCKET COS INC CL A CL A			51
	ROCKWELL AUTOMATION			978
	ROIVANT SCIENCES LTD COM			165
	ROKU INC COM CL A COM CL A			263
	ROSS STORES INC COM			1,246
	ROYAL CARIBBEAN GROUP COM STK			1,175
	ROYAL GOLD INC COM STK			285
	ROYALTY PHARMA PLC COM CLASS A			327
	RPM INTL INC			398
	RYDER SYS INC COM			214
	S.W. AIRL CO COM			661
	SAIA INC COM STK			165
	SCHNEIDER NATL INC WIS CL B CL B			44
	SCIENCE APPLICATIONS INTL CORP NEW COM			181
	SCOTTS MIRACLE-GRO CLASS'A'COM NPV			93
	SEABOARD CORP DEL COM			19
	SEALED AIR CORP NEW COM STK			153
	SEAPORT ENTMT GROUP INC COM			7
	SEI INVTS CO COM			272
	SENSATA TECHNOLOGIES B V HOLDING			135
	SENTINELONE INC CL A COM CL A COM			171
	SERVICE CORP INTL COM			369
	SHARKNINJA COM			170
	SILGAN HLDGS INC COM			142
	SIMPSON MFG INC COM			210
	SIRIUS XM HLDGS INC NEW COM			161
	SITEONE LANDSCAPE SUPPLY INC COM			122
	SKECHERS U S A INC CL A			266
	SKYWORKS SOLUTIONS INC COM			468
	SLM CORP COM			191
	SMITH A O CORP COM			266
	SMUCKER J M CO COM NEW			373
	SMURFIT WESTROCK LTD			916
	SNAP-ON INC COM			578
	SOFI TECHNOLOGIES INC COM			451
	SOLVENTUM CORP COM COM			301
	SONOCO PROD CO COM			157
	SOTERA HEALTH CO COM			68
	SPECTRUM BRANDS HLDGS INC COM			75
	SPIRIT AEROSYSTEMS HLDGS INC CL A			114
	SS&C TECHNOLOGIES HLDGS INC COM			535
	STANDARDAERO INC. COM			38
	STANLEY BLACK & DECKER INC COM			406
	STATE STR CORP COM			946
	STEEL DYNAMICS INC COM			545
	STERIS PLC ORD			666
	STIFEL FINL CORP COM			347
	SYNCHRONY FINL COM			832
	SYNOVUS FINL CORP COM NEW COM NEW			242

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	SYSCO CORP COM			469
	T ROWE PRICE GROUP INC			816
	TAKE-TWO INTERACTIVE SOFTWARE INC			1,044
	TAPESTRY INC COM			499
	TD SYNNEX CORPORATION COM			291
	TECHNIPFMC PLC COM			403
	TELEDYNE TECHNOLOGIES INC COM			706
	TELEFLEX INC COM			272
	TENET HEALTHCARE CORP COM NEW .			395
	TERADYNE INC COM			58
	TETRA TECH INC NEW COM			274
	TEXTRON INC COM			470
	TFS FINL CORP COM STK			20
	THE CAMPBELLS COMPANY			264
	THE COOPER COMPANIES, INC.			590
	THE HARTFORD INSURANCE GROUP INC COM			1,042
	THOR INDS INC COM STK			160
	TIMKEN CO COM			152
	TKO GROUP HLDGS INC COM			318
	TOLL BROS INC COM			417
	TOPBUILD CORP COM			284
	TORO CO COM			270
	TPG PARTNERS LLC CL A COM			131
	TRADEWEB MKTS INC CL A CL A			303
	TRANSUNION COM			558
	TRAVEL + LEISURE CO COM			109
	TRIMBLE INC COM TRIMBLE INC			566
	TRIPADVISOR INC COM			50
	TRUMP MEDIA & TECHNOLOGY GROUP CORP			31
	TWILIO INC CL A CL A			436
	TYLER TECHNOLOGIES INC COM STK			121
	TYSON FOODS INC CL A COM (DELAWARE)			531
	UBIQUITI INC COM			25
	UGI CORP NEW COM			200
	U-HAUL HOLDING COMPANY			119
	U-HAUL HOLDING COMPANY			10
	UIPATH INC CL A CL A			25
	ULTA BEAUTY INC			91
	UNDER ARMOR INC CL A			53
	UNDER ARMOUR INC CL C COM			45
	UNITED AIRLINES HOLDINGS INC COM			1,046
	UNITED RENTALS INC COM			1,150
	UNITED STS STL CORP NEW COM			249
	UNITED THERAPEUTICS CORP DEL COM STK			507
	UNITY SOFTWARE INC COM			124
	UNIVERSAL DISPLAY CORP COM			111
	UNUM GROUP			436
	UNVL HEALTH SERVICES INC CL B COM			338
	US FOODS HLDG CORP COM			509
	UWM HLDGS CORP COM CL A			6
	V F CORP COM			247
	VAIL RESORTS INC COM			37
	VALMONT INDS INC COM			201
	VERALTO CORP COM			455
	VERISIGN INC COM			531
	VESTIS CORP COM			66

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - continued
	VIATRIS INC			486
	VIRTU FINL INC CL A CL A			94
	VONTIER CORP COM			180
	VOYA FINL INC COM			223
	VULCAN MATERIALS CO COM			831
	WABTEC CORP COM			1,063
	WALGREENS BOOTS ALLIANCE INC COM			220
	WARNER BROS DISCOVERY INC			844
	WATERS CORP COM			281
	WATSCO INC COM			539
	WAYFAIR INC CL A CL A			139
	WEBSTER FNCL CORP WATERBURY CONN COM			310
	WEC ENERGY GROUP INC COM			979
	WENDYS CO COM			46
	WESCO INTL INC COM			250
	WEST PHARMACEUTICAL SVCS INC COM			308
	WESTERN ALLIANCE BANCORPORATION COM			295
	WESTERN UNION CO			97
	WESTLAKE CORPORATION COM			126
	WESTN DIGITAL CORP COM			678
	WEX INC COM			207
	WHIRLPOOL CORP COM			199
	WHITE MOUNTAINS INSURANCE GROUP COM STOCK			160
	WILLIAMS CO INC COM			2,167
	WILLIAMS SONOMA INC COM			311
	WILLIS TOWERS WATSON PLC COM			1,038
	WILLSCOT HOLDINGS CORPORATION COM			139
	WINTRUST FINL CORP COM			267
	WOLFSPEED INC COM			27
	WOODWARD INC COM			322
	WYNDHAM HOTELS & RESORTS INC COM			229
	WYNN RESORTS LTD COM			268
	XCEL ENERGY INC COM			1,277
	XP INC COM CLASS A			143
	XYLEM INC COM			922
	YETI HLDGS INC COM			76
	YUM BRANDS INC COM			766
	ZEBRA TECHNOLOGIES CORP CL A			511
	ZILLOW GROUP INC COM			106
	ZILLOW GROUP INC COM CLASS C			380
	ZIMMER BIOMET HLDGS INC COM			688
	ZIONS BANCORPORATION N A			259
	ZOOM COMMUNICATIONS INC			708
	ZOOMINFO TECHNOLOGIES INC COM			104
	Total Common stock			5,066,260

	Mutual fund
	PIMCO ALL ASSET FUND			108,326

	REITs
	1ST INDL RLTY TR INC COM			218
	AGNC INVT CORP COM			246
	AGREE RLTY CORP COM			248
	ALEXANDRIA REAL ESTATE EQUITIES INC COM			556
	AMERICAN HOMES 4 RENT COMMON STOCK			415
	AMERICOLD RLTY TR INC COM			200

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	REITs - continued
	ANNALY CAPITAL MANAGEMENT INC			336
	AVALONBAY CMNTYS REIT			1,027
	BRIXMOR PPTY GROUP INC COM			274
	BXP INC			384
	CAMDEN PPTY TR SH BEN INT			395
	COUSINS PPTYS INC			162
	CROWN CASTLE INC COM			1,299
	CUBESMART			315
	DIGITAL RLTY TR INC COM			1,933
	EASTGROUP PPTYS INC REIT			259
	EPR PPTYS COM SH BEN INT COM SH BEN INT			109
	EQTY LIFESTYLE PPTYS INC REIT			414
	EQTY RESDNTL			892
	ESSEX PPTY TR REIT			600
	EXTRA SPACE STORAGE INC COM			1,029
	FEDERAL RLTY INVT TR COM			311
	GAMING & LEISURE PPTYS INC COM			412
	HEALTHCARE REALTY TRUST INC COM			196
	HEALTHPEAK OP LLC			466
	HIGHWOODS PPTYS INC COM			105
	HOST HOTELS & RESORTS INC REIT			402
	INVITATION HOMES INC COM			643
	IRON MTN INC NEW COM			432
	KILROY RLTY CORP COM			156
	KIMCO REALTY CORPORATION			507
	LAMAR ADVERTISING CO NEW CL A CL A			261
	LINEAGE INC COM			119
	MEDICAL PPTYS TR INC COM REIT			77
	MID-AMER APT CMNTYS INC COM			591
	NATIONAL STORAGE AFFILIATES TR COM SHS			87
	NNN REIT INC			251
	OMEGA HEALTHCARE INVS INC REIT			336
	PARK HOTELS & RESORTS INC COM			94
	RAYONIER INC REIT			132
	REALTY INCOME CORP COM			1,531
	REGENCY CTRS CORP COM			439
	REXFORD INDL RLTY INC COM			280
	RITHM CAPITAL CORP			184
	SBA COMMUNICATIONS CORP			720
	SIMON PROPERTY GROUP INC COM			1,364
	STAG INDL INC COM			201
	STARWOOD PROPERTY TRUST INC COM REIT			195
	SUN COMMUNITIES INC COM			499
	UDR INC COM STK			469
	VENTAS INC REIT			811
	VICI PPTYS INC COM			1,000
	VORNADO RLTY TR COM			242
	W P CAREY INC COM			389
	WEYERHAEUSER CO COM			675
	Total REITs			25,888

	Collective trust funds
	BLACKROCK INTERNATIONAL MULTI CAP EQUITY FUND			103,319
	CAPITAL GROUP EUROPACIFIC GROWTH TRUST			349,968
	CAPITAL GROUP GROWTH FUND OF AMERICA TRUST			1,349,967
	CAPITAL GROUP WASHINGTON MUTUAL INVESTORS TRUST			396,199

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Collective trust funds - continued
	GW&K SMALL-MID CAP CORE EQUITY FUND			171,932
*	NORTHERN TRUST COLLECTIVE ACWI ex-U.S. INDEX FUND			154,276
*	NORTHERN TRUST COLLECTIVE SHORT TERM INVESTMENT FUND			12,293
	PIMCO TOTAL RETURN FUND			212,742
	SSGA RUSSELL SMALL/MID CAP INDEX FUND CLASS K			865,253
	SSGA S&P 500 INDEX FUND CLASS K			2,317,737
	SSGA U.S. BOND INDEX FUND CLASS K			156,209
	SSGA TARGET RETIREMENT 2020			196,946
	SSGA TARGET RETIREMENT 2025			405,218
	SSGA TARGET RETIREMENT 2030			571,713
	SSGA TARGET RETIREMENT 2035			563,164
	SSGA TARGET RETIREMENT 2040			476,607
	SSGA TARGET RETIREMENT 2045			422,489
	SSGA TARGET RETIREMENT 2050			345,438
	SSGA TARGET RETIREMENT 2055			228,773
	SSGA TARGET RETIREMENT 2060			130,750
	SSGA TARGET RETIREMENT 2065			41,540
	SSGA TARGET RETIREMENT INCOME			120,357
	Total Collective trust funds			9,592,890

	Futures contracts
	FUT MAR 25 IMMEMINI MDCP			(629)
	FUT MAR 25 IMMEMINI MDCP			629
	Total Futures contracts			-

	Corporate debt
	AMERICAN HONDA FIN CORP FLTG 02-12-2025			6,602
	AVOLON HLDGS FDG 2.875% DUE 02-15-2025			5,881
	BANK OF AMERICA CORPORATION MTN 3.384% DUE 04-02-2026			1,893
	BARCLAYS PLC 3.65% DUE 03-16-2025			2,493
	BOEING CO 2.25% DUE 06-15-2026			384
	BOEING CO FIXED 2.196% DUE 02-04-2026			970
	CARLYLE GLOBAL MARKET STRATEGI 14/08/2030 0% 08-14-2030			349
	CARMAX AUTO OWNER 3.49% DUE 02-16-2027			824
	CARMAX AUTO OWNER TRUST SER 22-4 CL A3 5.34% DUE 08-16-2027 REG			2,292
	CHASE AUTO OWNER TR 2023-A ASSET BACKED NT CL A-2 144A 5.9% 03-25-2027			1,055
	CHASE AUTO OWNER TR 2024-5 NT CL A-2 144A 4.4% 11-26-2027			1,298
	CITIGROUP INC 3.106% DUE 04-08-2026			9,653
	COLUMBIA / HCA 7.69% DUE 06-15-2025			2,023
	CVS CAREMARK CORP DISC COML PAPER 4/2 YRS 1&2 01-31-2025			4,081
	DEUTSCHE BK AG N Y FLTG RT 2.129% DUE 11-24-2026			1,949
	DLLAD 2024-1 LLC 5.5% DUE 08-20-2027			2,006
	ELEVATION CLO FLTG RT 0% DUE 07-25-2034			1,500
	ELLINGTON FINL MTG TR 2022-1 MTG PASS THRU CTF CL A-1 2.206% 01-25-2067			2,015
	FORD CR AUTO LEASE TR 2023-B FLTG RT SR 23-B CL A2B 02-15-2026			463
	FORD CR AUTO LEASE TR 2024-B SR 24-B CL A2B FLTG RT 02-15-2027			2,889
	FORD CR AUTO OWNER 5.4% DUE 04-15-2027			7,033
	FORD CREDIT AUTO LEASE TRUST SER 23-A CL A3 4.94% 03-15-2026			920
	FORD MTR CR CO LLC 4.134% DUE 08-04-2025			3,593
	FORD MTR CR CO LLC 4.687% 06-09-2025			3,292
	FORD MTR CR CO LLC 5.125% DUE 06-16-2025			1,499
	GENERAL MTRS FINL CO INC CORP 2.9% 02-26-2025			3,986
	GEORGIA PWR CO FLTG RT 05-08-2025			3,006
	GOLDMAN SACHS FLTG RT 5.11322% DUE 12-09-2026			3,407
	GS MTG BACKED SECS 5% DUE 01-25-2052			2,272
	HARLEY DAVIDSON 3.5% DUE 07-28-2025			1,698

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Corporate debt - continued
	HCA INC 5.25% DUE 04-15-2025			1,502
	HCA INC 5.375% DUE 02-01-2025			1,670
	HCA INC 5.875% DUE 02-15-2026			603
	HSBC HLDGS PLC FLTG RT 2.999% DUE 03-10-2026			797
	HSBC HLDGS PLC FLTG RT 4.292% DUE 09-12-2026			1,991
	LLOYDS BANKING GROUP 3.511% DUE 03-18-2026/03-18-2025 BEO			299
	MERCEDES-BENZ AUTO LEASE TRUST SR 24-B CL A2B FLTG RT 12-15-2026			4,001
	MFA 2020-NQM2 TR 1.381% DUE 04-25-2065			292
	MITSUBISHI UFJ FINL GROUP INC 3.837% 04-17-2026			4,041
	MITSUBISHI UFJ FINL GROUP INC 5.541% DUE04-17-2026			801
	MIZUHO FINL GROUP INC FLTG 05-22-2026			2,205
	MORGAN STANLEY BANK FRN 10-15-2027			6,006
	NAVIENT PRIVATE ED LN TR 2020-I 5.43366%04-15-2069			1,154
	NEUBERGER BERMAN CLO LTD 20/04/2031 1.29400002956% 04-21-2031			3,829
	NOMURA HLDGS INC 2.648% 01-16-2025			6,094
	NXP B V / NXP FDG LLC / NXP USA INC SR NT 2.7% 05-01-2025			298
	OBX 2022-NQM1 TR MTG BACKED NT CL A-1 144A 2.30500006676% 11-25-2061			1,817
	OBX 2022-NQM2 TR VAR RT 2.783% DUE 01-25-2062			606
	ONEOK INC 4.25% 09-24-2027			1,183
	PAC GAS & ELEC CO FIXED 3.45% DUE 07-01-2025			893
	PAC GAS & ELEC CO FLTG RT 5.289197% DUE 09-04-2025			4,908
	PNC BANK NA FLTG 01-15-2027			3,401
	PVTPL ABN AMRO BANK NV 6.575% 10-13-2026			4,042
	PVTPL ARES XXVII CLO LTD SR 13 2A CL A-R3 FLTG 10-28-2034			2,000
	PVTPL ATLANTIC AVE 2024-3 LTD SR 24-3A CL A FLTG 01-20-2035			2,000
	PVTPL BAIN CAPITAL CREDIT CLO LIMITED SR 20-2A CL ARR FLTG RT 07-19-2034			3,105
	PVTPL BAIN CAPITAL CREDIT CLO LTD SR 21-3A AR FLTG RT 07-24-2034			250
	PVTPL BANK OF AMERICA AUTO TRUST SER 23-2A CL A2 5.85% 08-17-2026			2,283
	PVTPL BANQUE FED CRED MUTUEL FLTG RT 01-23-2027			1,411
	PVTPL BAYER US FIN II LLC 4.25% 12-15-2025			4,966
	PVTPL CITIZENS AUTO RECEIVABLES TRUST SER 24-2 CL A2B FLTG RT 11-16-2026			1,766
	PVTPL CMO AREIT 2021-CRE5 LTD/AREIT AREIT 2021-C SR NT CL A VAR RT 07-17-2026			342
	PVTPL CMO COLT 2021-4 MTG LN TR MTG PASSTHRU CTF CL A-1 10-25-2066			1,691
	PVTPL CQS US CLO LTD SER 21-1A CL AR FLTG 01-20-2035			2,003
	PVTPL DLLMT 2024-1 LLC NT CL A-1 144A 5.353% DUE 08-20-2025 BEO			899
	PVTPL ELECTRICITE DE FRANCE SA 3.625% 10-13-2025			1,486
	PVTPL ENTERPRISE FLEET FINANCING LLC SR 24-2 CL A1 5.613% 05-20-2025			661
	PVTPL GOLUB CAP PARTNERS STATIC 2024-1 LTD/G SR 24-1A CL A-1 VAR RT 04-20-2033			2,417
	PVTPL GPMT 2021-FL3 LTD/GPMT 2021-FL3 LLC SR SECD NT CL A FLTG 07-16-2035			750
	PVTPL HYUNDAI AUTO LEASE SECURITIZATION TR 202 FLTG RT SR 23-C CL A2B 03-16-2026			2,024
	PVTPL KKR CLO 9 LTD / KKR CLO 9 LLC 15/07/2030 VAR RT DUE 07-15-2030 BEO			886
	PVTPL LCM 31 LTD SR SECD NT CL A-R FLTG 07-20-2034			1,103
	PVTPL MF1 MULTIFAMILY HOUSING MORTGAGE LO SR 20-FL4 CL A VAR RT DUE 11-15-2035			626
	PVTPL MF1 MULTIFAMILY HOUSING MORTGAGE CO SER 21-FL7 CL A FLTG RT DUE 10-18-2036			2,929
	PVTPL NAVIENT PRIVATE ED REFI LN TR 2021-G CL A 1.58% DUE 04-15-2070 BEO			1,275
	PVTPL NAVIENT PRIVATE ED REFI LN TR SRS 20-HA CL A 1.31% DUE 01-15-2069			615
	PVTPL NAVIENT STUDENT LN TR 2014-1 SR 22-A CL A 2.23% 07-15-2070			957
	PVTPL NELNET STUDENT LN TR FLTG RT SER 19-2A CL A 06-27-2067 BEO			1,113
	PVTPL NISSAN MTR ACCEP CO LLC NT 1.85% 09-16-2026			846
	PVTPL OCTAGON INVT PARTNERS XXI LTD/OCTAGON SR SECD NT 02-14-2031			2,283
	PVTPL PALMER SQUARE LN FDG 2021-3 LTD/SR SECD NT CL A-1 FLTG 5.04257% 07-20-2029			407
	PVTPL PALMER SQUARE LOAN FUNDING LTD SER 21-4A CL A1 FLTG RT 10-15-2029 BEO			561
	PVTPL REGATTA XVI FUNDING LTD SR 19-2A CL A1R FLTG RT 01-15-2033			3,919
	PVTPL SBA TOWER TR 4.831% 10-15-2029			1,350
	PVTPL SOCIETE GENERALE FLTG 01-21-2026			3,001
	PVTPL SOUND PT CLO XVI LTD/SOUND PT CLO XVI VAR RT DUE 07-25-2030 BEO			292

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Corporate debt - continued
	PVTPL SYMPHONY CLO LTD SR 20-22A CL A1ARFLTG RT 04-18-2033			1,000
	PVTPL TOWD POINT MORTGAGE TRUST SER 21-1 CL A1 VAR 11-25-2061			1,503
	PVTPL TOYOTA LEASE OWNER TRUST SR 24-B CL A2B FLTG RT 02-22-2027			1,701
	PVTPL TRILLIUM CR CARD TR II SR 23-3A CLA VAR RT DUE 08-26-2028 BEO			3,210
	PVTPL VENTURE CLO LTD SR 17-28A CL A2R VAR RT 07-20-2030			1,825
	PVTPL VMC FIN 2021-FL4 LLC SR SECD NT CLA 144A FLTG RATE VAR RT DUE 06-16-2036			96
	PVTPL VOYA CLO LTD SR 19-2A CL AR FLTG 07-20-2032			1,200
	ROGERS COMMUNICATIONS INC SR NT 2.95% 03-15-2025			2,984
	SABINE PASS 5.625% DUE 03-01-2025			552
	SARANAC CLO VI LTD / SARANAC CLO VI 5.69859% 08-13-2031			878
	SOCIETE GENERALE 2.625% DUE 01-22-2025			3,995
	SOFI PROFESSIONAL LN PROGRAM 2020-C POSTGRADUATE LN AST BKD NT 1.95% 02-15-2046			776
	SOUTHERN CALIF EDISON CO DISC COML PAPER4/2 YRS 1&2 01-06-2025			7,994
	T-MOBILE USA INC 3.5% 04-15-2025			2,986
	TOYOTA LEASE OWNER FLTG RT 4.89867% DUE 04-20-2026			1,198
	VMWARE INC FIXED 4.5% DUE 05-15-2025			6,990
	VOLKSWAGEN AUTO FLTG RT 4.91867% DUE 01-20-2026			736
	VOLKSWAGEN GROUP AMER FIN LLC FLTG 03-20-2026			3,299
	WELLS FARGO & CO MEDIUM TERM SR NTS BOOKVAR RT DUE 04-25-2026/04-25-2025			2,308
	WELLS FARGO & COMPANY 3.908% 04-25-2026			2,492
	WORLD OMNI FLTG RT 4.77867% DUE 02-16-2027			1,693
	Total Corporate debt			235,392

	Government debt
	FANNIE MAE POOL #AM9004 2.8% 06-01-2025			1,741
	FANNIE MAE SR 24-100 CL FA 5.73164% 06-25-2054			1,995
	FANNIE MAE SR 24-103 CL FC FLTG RT 01-25-2055			997
	FANNIE MAE SR 24-90 CL FB FLTG RT 11-25-2053			2,873
	FANNIE MAE TR SR 24-95 CL KF FLTG 12-25-2054			1,468
	FEDERAL HOME LN MTG CORP SER 5442 CL FB FLTG 08-25-2054			2,918
	FHLMC SR 5480 CL FG FLTG RT 12-25-2054			981
	FNMA FLTG RT 11-05-2027			6,001
	FNMA REMIC TR 2024-101 CL-FB VAR 5.45201% 01-25-2055			1,993
	FNMA REMIC TR 2024-104 CL-FA VAR 5.40201% 01-25-2055			994
	FREDDIE MAC MULTICLASS SR 5410 CL FB FLTG RT 05-25-2054			1,420
	FREDDIE MAC SR 5484 CL FA FLTG RT 12-25-2054			2,049
	GNMA 2016-H17 MTG PASS THRU CTF CL MX FC08-20-2066			325
	GNMA 2016-H20 REMIC PASSTHRU CTF CL MX-PT 09-20-2066			737
	GNMA REMIC PASSTHRU SER 2016-H11 CLS F 05-20-2066			60
	GNMA SR 23-H22 CL FB FLTG RT 09-20-2073			3,013
	UNITED STATES TREAS NTS 4.25% 11-30-2026			102,272
	US TREASURY N/B 3.625% 08-31-2029			14,038
	US TREASURY N/B 4.125% 11-30-2029			8,897
	UNITED STATES TREASURY BILLS 0% 03-27-2025			40
	Total Government debt			154,812

	Private 40-Act mutual funds
	PIMCO SHORT-TERM FLOATING NAV PORTFOLIO II			393,035
	Total Private 40-Act mutual funds

Abbott Laboratories Stock Retirement Plan

EIN: 36-0698440, Plan Number: 334

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value

		Interest rates 3.25% to 9.75%
*	Loans to participants	Maturing 2025 through 2047		100,167

				$15,676,770

*Represents a party-in-interest transaction.

**Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2024 and 2023

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

3

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2014.

Chicago, Illinois
June 20, 2025

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2024 and 2023

(Dollars in thousands)

	2024	2023
Assets
Cash	$27	$-
Investments, at fair value	237,222	217,659
Notes receivable from participants	5,803	5,172
Due from brokers	22	16
Accrued interest income	225	54

Total assets	243,299	222,901

Liabilities
Cash overdraft	-	21
Accrued expenses	-	1
Due to brokers	-	3

Total liabilities	-	25

NET ASSETS AVAILABLE FOR BENEFITS	$243,299	$222,876

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2024

(Dollars in thousands)

Additions
Contributions
Employer	$2,518
Participant	5,173

Total contributions	7,691

Investment income
Net appreciation in fair value of investments	20,681
Interest and dividends	5,529

Net investment income	26,210

Interest income on notes receivable from participants	355

Net additions	34,256

Deductions
Benefits paid to participants	13,810
Other expenses	23

Total deductions	13,833

NET INCREASE	20,423

Net assets available for benefits
Beginning of year	222,876

End of year	$243,299

The accompanying notes are an integral part of this statement.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 2013 in conjunction with Abbott Laboratories (“Abbott”) separating into two publicly traded companies – Abbott and AbbVie Inc. (“AbbVie”). The Plan covers employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).

The Plan is a profit-sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended. In addition, the Plan provides an arrangement by which employees may invest in Abbott shares. Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan. Beginning March 2017, newly hired employees in certain specified Abbott divisions and business units became eligible to participate in the Plan under a different structure (“Abbott Green” employees).

The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. Alight Solutions serves as the record keeper of the Plan. The Northern Trust Company (“Custodian”) and Banco Popular de Puerto Rico (“Trustee”) serve as the Plan’s custodian and trustee, respectively. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Contributions to the Plan are paid to a trust administered by the Trustee. An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

Employees are eligible to commence participation in the Plan on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% (or 1%, for Abbott Green participants) to 25% of their eligible earnings, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer matching contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings. Excluding the Abbott Green participants, the employer contribution for the year ended December 31, 2024 was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan. Effective with the first pay period ending after March 1, 2017, employer matching contributions for Abbott Green participants are made at the rate of 100% up to a 3% deferral of eligible earnings. Employer contributions are invested each pay period according to the participant’s investment elections.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution. Plan participants may continue to hold the AbbVie stock they received from the distribution; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan. AbbVie dividends are invested in the Plan’s default investment option.

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

A participant becomes 100% vested in his or her employer contributions if, while employed by the Company, he or she dies or attains age 65.

Abbott Green participants who first became participants prior to January 1, 2018 are also fully vested in matching contributions upon qualifying disability.

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date. Forfeitures are used to (1) restore any forfeitures of participants who

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

returned to service with the Company within a given period of time, (2) pay Plan expenses as deemed appropriate by the administrator, and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2024, approximately $106,700 of forfeitures were used to reduce employer contributions. Forfeitures totaling approximately $109,300 and $118,200 were available at the end of 2024 and 2023, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments, a single lump sum or a partial lump sum. Participants may elect a direct rollover of their accounts. Interest, dividends and other earnings will continue to accrue on any deferred amounts prior to distribution.

Prior to termination, participants are permitted to withdraw their after-tax contributions (after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years) and rollover contributions (including merged-in plan rollover accounts) and, after age 59 ½, may also withdraw pretax contributions. Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Notes Receivable from Participants

Participants may convert their vested account balances into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their vested accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time. Post-termination loan repayments are permitted. For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds and Private 40-Act mutual funds - Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

The following tables summarize the basis used to measure investments at fair value at December 31, 2024 and 2023 (dollars in thousands):

	Basis of Fair Value Measurement
2024	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$96,512	$-	$-	$-	$96,512
Mutual funds	48,681	-	-	-	48,681
Collective trust funds	-	-	-	92,029	92,029
Total investments, at fair value	$145,193	$-	$-	$92,029	$237,222

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement
2023	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Measured at NAV	Total
Common stock	$95,946	$-	$-	$-	$95,946
Mutual funds	44,900	-	-	-	44,900
Collective trust funds	-	-	-	76,813	76,813
Total investments, at fair value	$140,846	$-	$-	$76,813	$217,659

Participants are permitted to make redemptions from the Plan’s investment options on a daily basis, however, certain investments valued at NAV as a practical expedient have redemption requirements and in some cases restrictions for a Plan level redemption. The following tables provide the redemption requirements and restrictions, if any, for those investments as of December 31, 2024 and 2023. In addition, the tables provide the investment strategies for certain investments measured at NAV as a practical expedient, if that investment is a fund that does not file an annual report on Form 5500 as a direct-filing entity.

	2024
	Fair value	Redemption	Redemption
	(NAV)	frequency	notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$92,029	Daily	0 - 5 days	--

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	2023
	Fair value (NAV)	Redemption frequency	Redemption notice period	Restrictions
Funds filing as direct filing entity:
Collective trusts	$76,813	Daily	0 - 5 days	--
Funds not filing as direct filing entity:
Private 40-Act mutual funds
Asset-backed securities	293	Daily	--	Yes (a)
Corporate fixed income	556	Daily	--	Yes (a)
Inflation-indexed bonds	80	Daily	--	Yes (a)
International fixed income	227	Daily	--	Yes (a)
Mortgage-related securities	301	Daily	--	Yes (a)
Municipal fixed income	25	Daily	--	Yes (a)
Short-term fixed income	96	Daily	--	Yes (a)
U.S. Government securities	405	Daily	--	Yes (a)
	1,983
	$78,796

(a)	The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the respective fund’s net assets during any 90-day period for any one shareholder. In consideration of the best interests of the remaining shareholders, the Private 40-Act mutual funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the respective fund in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind. Redemption proceeds are ordinarily wired within three business after receipt of the redemption request, but may take up to seven days.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Contributions

Contributions from Plan participants and the matching contributions from the employer are recorded in the year in which the employee contributions are withheld from compensation.

Administrative Expenses

Participants are charged transaction fees for loan processing, which are included in other expenses and commissions on purchases and sales of Abbott shares and sales of AbbVie shares, which are included in net appreciation in fair value of investments. Investment fees for mutual funds and collective trusts are charged against the net assets of the respective fund and are also included in net appreciation in fair value of investments. The Company pays other record-keeping and administration fees, where applicable. Expenses paid by the Company are excluded from these financial statements.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2024 and 2023 is presented below:

	2024	2023
Abbott common shares, 553,452 and 581,107 shares, respectively (dollars in thousands)	$62,601	$63,962
Market value per share	$113.11	$110.07

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan holds units of collective trust funds managed by the Custodian. A significant portion of the Plan’s assets is invested in Abbott common shares. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2024, the Plan received $1,243,000 in common stock dividends from Abbott.

13

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS - Continued

Participants pay fees to the recordkeeper for loan transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock. These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee. All participants’ account balances would become fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The Plan received letters dated April 19, 2016 and December 2, 2019 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax. The Plan has been amended since receiving the letters. The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

14

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2024 and 2023

NOTE G - RISKS AND UNCERTAINTIES

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE H – SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events from December 31, 2024 through the date these financial statements were issued. Other than described below, management of the Plan is not aware of any subsequent events that require recognition or additional disclosure in these financial statements.

Effective January 1, 2025, forfeitures will be used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, and (2) reduce future employer contributions if terminated participants do not return to service within the given period of time.

15

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

EIN: 98-1051267, Plan Number: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

(Dollars in thousands)

		(c) Description
		of investment
		including
		maturity date &		(e) Current
(a)	(b) Identity of issue, borrower, lessor, or similar party	range of interest	(d) Cost **	value
	Common stock - employer securities
*	Abbott Laboratories, common shares			$62,601

	Common stock
	AbbVie Inc., common stock			33,911
	Total Common stock			96,512

	Mutual funds
	American Funds EuroPacific Growth Fund			5,702
	American Funds The Growth Fund of America Fund			19,845
	American Funds Washington Mutual Investors Fund			4,837
	PIMCO All Asset Fund			2,582
	PIMCO Short Asset Investment Fund			11,815
	Vanguard Mid-Cap Value Index Fund Admiral			3,900
	Total Mutual funds			48,681

	Collective trust funds
	Blackrock International Opportunities Fund			1,982
	GW&K Small-Mid Cap Core Equity Fund			3,206
*	Northern Trust Collective ACWI ex-U.S. Index Fund			897
*	Northern Trust Collective Short Term Investment Fund			178
	PIMCO Total Return Fund			2,211
	SSGA Russell Small/Mid Cap Index Fund			4,029
	SSGA S&P 500 Index Fund			20,151
	SSGA U.S. Bond Index Fund			1,661
	SSGA Target Retirement 2020			3,902
	SSGA Target Retirement 2025			9,974
	SSGA Target Retirement 2030			11,602
	SSGA Target Retirement 2035			7,492
	SSGA Target Retirement 2040			7,205
	SSGA Target Retirement 2045			5,740
	SSGA Target Retirement 2050			3,456
	SSGA Target Retirement 2055			2,097
	SSGA Target Retirement 2060			780
	SSGA Target Retirement 2065			474
	SSGA Target Retirement Income			4,992
	Total Collective trust funds			92,029

		Interest rates 3.25% to 8.50%
*	Loans to participants	Maturing 2025 through 2038		5,803
				$243,025

*Represents a party-in-interest transaction.

**Cost information omitted as all investments are fully participant directed.

17

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm – Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date:	June 20, 2025	By:	/s/ Sean J. Treacy
Sean J. Treacy
Plan Administrator